SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2005

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefónica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item

1	Letter to the Buenos Aires Stock Exchange dated November 24, 2005, informing of the Company’s payment of corporate bonds.

Item 1
Telefónica de Argentina S.A.

Buenos Aires, November 24th, 2005

Messrs.
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Relevant fact. Cancellation of Class 3 CBs repurchase

Dear Sirs,

     To supplement our Letter of November 17, 2005, attached hereto, I take this opportunity to write to you on behalf of Telefónica de Argentina S.A., domiciled at Avenida Ingeniero Huergo 723, ground floor, in order to inform that yesterday the Company proceeded to pay off its corporate bonds as follows:

Class 3 Fixed Rate Series Coupon 8% due in February 2006, Par Value $ 9,770,808.

      Therefore, the remaining outstanding amount of the above corporate bonds is Par Value $ 166,113,700.

      Likewise, please be advised that we requested the Caja de Valores S.A. a certificate showing the remaining outstanding amount to be filed with your Stock Exchange upon issuance thereof.

Yours sincerely,

Pablo Llauró
Attorney

Telefónica de Argentina S.A.

Buenos Aires, November 17th, 2005

Messrs.
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Relevant fact. Notification of CBs repurchase

Dear Sirs,

     I take this opportunity to write to you on behalf of Telefónica de Argentina S.A., domiciled at Avenida Ingeniero Huergo 723, ground floor, in order to inform that on 16.11.05, the Company repurchased its corporate bonds as follows:

Class 3 Fixed Rate Series Coupon 8% due in February 2006, Par Value $ 9,770,808.

     Please notice that the Company will proceed to pay off the above mentioned bonds and inform the outstanding remaining amount.

Yours sincerely,

Pablo Llauró
Attorney

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date: November 28, 2005	By:	/s/ Pablo Luis Llauró

		Name:	Pablo Luis Llauró
		Title:	Assistant General Counsel